UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 04, 2024

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Item 4. Changes in Issuer’s Certifying Accountant

(a)	Dismissal of Independent Accounting Firm

Effective September 30, 2024, Morison Cogen LLP (“Morison Cogen”) was dismissed as the Company's independent accounting firm. The dismissal followed Morison Cogen's decision of exiting PCAOB business.

The Company has provided Morison Cogen with a copy of this Current Report on Form 1-U prior to its filing with the Securities and Exchange Commission and requested that Morison Cogen furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if it does not agree, the respects in which it does not agree. A copy of the letter is filed as Exhibit 9.1.

(b)	Appointment of Independent Accounting Firm

On October 1, 2024, the Company engaged Stephano Slack LLC (“Stephano Slack”) as its new principal accountants. The decision to change accountants was approved by the Board of Directors of the Company.

Prior to engaging Stephano Slack, the Company did not consult with Stephano Slack regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by Stephano Slack on the combined and combining financial statements of Landa App LLC in total and for each series of Landa App LLC (collectively the “Series”), (collectively the “Company”), and Stephano Slack did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue.

Exhibit No.	Exhibit Title

9.1	Letter from Morison Cogen LLP dated Oct 4, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDA APP LLC

By:	Landa Holdings, Inc
Its:	Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	CEO

Date: October 04, 2024